Phillips 66 Partners LP
2331 CityWest Blvd.
Houston, Texas 77042

June 4, 2021

Via EDGAR
Brian McAllister
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628

Re:	Phillips 66 Partners LP
Form 10-K for the Year Ended December 31, 2020
Filed February 24, 2021
File No. 001-36011

Dear Mr. McAllister:
Set forth below are the responses of Phillips 66 Partners LP (“we,” “our” or the “Partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 11, 2021, with respect to the Partnership’s Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on February 24, 2021, File No. 001-36011 (the “2020 Form 10-K”).

For your convenience, our responses are prefaced by the text of the Staff’s comments in bold/italicized text below.

U.S. Securities and Exchange Commission
June 4, 2021

Form 10-K for the Fiscal Year Ended December 31, 2020
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm (Dakota Access, LLC), page 61
1.Please tell us why the audit report on the financial statements of Dakota Access, LLC refers to the auditing standards of the PCAOB as opposed to the standards of the PCAOB. If true, please obtain and file a revised report from your auditor that references the standards of the PCAOB. Refer to PCAOB AS 3101.09.c.

Response:

We have discussed this comment with Grant Thornton LLP, the independent registered public accounting firm that issued the audit report on the financial statements of Dakota Access, LLC. Grant Thornton LLP confirmed that their 2020 audit of Dakota Access, LLC was planned and executed in accordance with all standards of the PCAOB.  As such, the audit report they issued, and which we included in our filing, should have referred to the “standards of the PCAOB” and not the “auditing standards of the PCAOB.”  Grant Thornton LLP has issued a revised audit report to us. We will ensure that any Grant Thornton LLP audit reports that are included in our future Form 10-K filings will include the appropriate wording.  We respectfully propose that filing a revised audit report is unnecessary for the following reasons:

•The audit of Dakota Access, LLC was performed in accordance with all standards of the PCAOB and we do not believe the wording in Grant Thornton's audit report misrepresents to investors the reliability of the audit report or the audit procedures performed.

•Ernst & Young LLP is the principal auditor of the Partnership and their audit report references the "standards of the PCAOB." As illustrated in the table below, Dakota Access, LLC comprises less than 20% of key income statement, balance sheet and cash flow metrics of the Partnership for the periods presented in the 2020 Form 10-K:

	Millions of Dollars, Except %s
Years Ended December 31	2020	2019	2018

Equity in earnings of Dakota Access, LLC	$139	177	139
Net Income	808	923	796
Percentage of Net Income	17%	19%	17%

Investment in Dakota Access, LLC	$448	461
Total Assets	7,258	6,961
Percentage of Total Assets	6%	7%

Return on investment distributions from Dakota Access, LLC	$139	177	139
Net Cash Provided by Operating Activities	955	1,016	892
Percentage of Net Cash Provided by Operating Activities	15%	17%	16%

U.S. Securities and Exchange Commission
June 4, 2021

Consolidated Statement of Cash Flows, page 65
2.You present $177 million, $67 million, and $[4]3 million of return of investment from equity affiliates in 2020, 2019, and 2018, respectively in the consolidated statement of cash flows. We also note on page 75 you received distributions from your equity affiliates of $677 million, $599 million, and $477 million in 2020, 2019, and 2018, respectively. Please tell us where you present the remaining distributions received from your equity affiliates in the consolidated statement of cash flows and clarify why you do not provide a footnote that describes your accounting policy election to classify cash distributions received from equity method investees pursuant to ASC 230-10-45-21D.

Response:

The remaining distributions represent returns on investments from equity affiliates and are presented as operating cash inflows on our consolidated statement of cash flows. The table below illustrates where distributions from our equity affiliates are presented on our consolidated statement of cash flows:

	Millions of Dollars
Years Ended December 31	2020	2019	2018

Cash Flows from Operating Activities
Equity in earnings of affiliates included in net income	$493	535	439
Undistributed equity earnings	7	(3)	(5)
Return on investment from equity affiliates	500	532	434

Cash Flows from Investing Activities
Return of investment from equity affiliates	177	67	43

Distributions received from our equity affiliates	$677	599	477

We acknowledge the Staff’s comment, and, in our future filings, we will include the following description of the Partnership’s accounting policy election for determining the classification of distributions received from our equity affiliates:

Distributions received from our equity affiliates are classified on our consolidated statement of cash flows pursuant to the cumulative earnings approach. Under this approach, a distribution received from an equity affiliate is considered a return on investment and is classified as an operating cash inflow unless cumulative distributions received from the equity affiliate exceed cumulative equity in earnings. If cumulative distributions from an equity affiliate exceed cumulative equity in earnings, the excess is considered a return of investment and is classified as an investing cash inflow on our consolidated statement of cash flows.

U.S. Securities and Exchange Commission
June 4, 2021

If you have any additional questions or comments, please contact the undersigned.

Very Truly Yours,

PHILLIPS 66 PARTNERS LP

		By:	/s/ Chukwuemeka A. Oyolu
Chukwuemeka A. Oyolu
Vice President and Controller Phillips 66 Partners GP LLC
(the general partner of Phillips 66 Partners LP)
Cc:	Steve Lo, Securities and Exchange Commission
William R. Strait, Ernst & Young, LLP